
Project Horizon 2.0
October 2, 2023
EMERSON

AspenTech Share Price Performance Since Acquisition



Share Price
$270
$240
$210
$184
$180
$150
aspentech
EMERSON
Industrial Software Peers
Earnings
M&A, Others
4Q22
1Q23
2Q23
3Q23
4Q23
7/27/2022
Announced Intent to Acquire Micromine
Share Price Reaction[1]: (2%)
10/24/2022
Announced Intent to Acquire inmation
Share Price Reaction[1]: (1%)
2/6/2023
Completed inmation Acquisition
Share Price Reaction[1]: +0%
5/5/2023
Announced $100M Share Repurchase
Share Price Reaction[1]: (1%)
Key Q3 Earnings Questions:
? Weakness in chemicals end-market
? Billing delays
? Emerson asset integration challenges
8/1/2023
Announced Termination of Micromine Deal as part of 4Q23 Earnings
+31%
+12%
$204
+11%

AspenTech	May-22 Transaction Close	Aug-22 4Q22	Oct-22 1Q23	Jan-23 2Q23	Apr-23 3Q23	Aug-23 4Q23
Earnings Results	Sales Beat / Miss	(16%)	+6%	(10%)	(20%)	(2%)
	FCF Beat / Miss	+0%[3]	(66%)	(52%)	(20%)	(17%)
	Share Price Reaction[1]	(2%)	(3%)	(4%)	(27%)	+12%
Financial Profile	P / NTM FCF	35.9x	40.8x	31.5x	31.6x	35.1x
	EV / NTM EBITDA	23.3x	27.2x	21.6x	23.9x	26.6x
	Forward Growth[2]	9%	12%	12%	10%	10%
	NTM FCF Margin	30%	31%	32%	31%	32%

Source: FactSet as of 29-Sep-2023. Note: Industrial Software Peers include ANSYS, Autodesk, Bentley Systems, Dassault Systems and PTC. Emerson and Industrial Software Peers indexed to AspenTech share price as of 17-May-2022. 1 Net of NASDAQ Composite Index 1-day change. 2 Forward growth reflects growth from next twelve months revenue to the following twelve months. 3 Reflects FCF for heritage AspenTech of $286M v. Management guidance of $285M, due to transaction-related noise in broker estimates prior to 4Q22.

Analysis of Buy-In Premiums for Minority Stakes

Transactions Since 2019 Over $1B



U.S. Listed Targets
For Reference
Initial Premium
Final Premium
All Cash
All Stock
Combination
7%
14%
11%
17%
30%
45%
0%
23%
21%
25%
27%
50%
14%
26%
41%
47%

	Santander / Santander Consumer	Brookfield Renewable Partners / Terraform	Kyocera / AVX	Shell / Shell Midstream Partners	BridgeBio / Eidos	Sumitomo Pharma / Myovant Sciences	Brookfield / Brookfield Properties	Schneider Electric / Aveva
Unaffected Share Price as a % of Unaffected 52 Week High[1]	93%	84%	78%	78%	78%	75%	72%	52%
Final Buy-In Premium vs. Unaffected 52 Week High[1]	6%	(1)%	12%	(4)%	(3)%	12%	(10)%	(24)%
# of Bumps	2	4	3	5	5	4	3	NA[2]
% Held at Announcement	80%	62%	72%	69%	63%	52%	60%	59%
Minority Stake Size ($B)	$2.5	$1.6	$1.0	$2.0	$1.0	$1.4	$6.5	$4.7
Target Industry	Financials	Power	Electrical Products	Oil & Gas	Biotech	Biotech	Real Estate	Software
Incorporation	U.S. C-Corp (Delaware)	U.S. C-Corp (Delaware)	U.S. C-Corp (Delaware)	U.S. LP (Delaware)	U.S. C-Corp (Delaware)	Bermuda	Bermuda	U.K. PLC

Source: Dealpoint, FactSet. Note: Includes select minority buy-ins since 2019 over $1B in total size. For illustrative purposes only. Does not reflect our views of value for AspenTech.
1 52-week high as of undisturbed date pre-first bid. 2 There was one disclosed public bump for Schneider's buy-in of Aveva, however, interim private bumps (if any) have not been publicly disclosed.

Framing an Illustrative Transaction | Bridge to Original Deal

At an illustrative buy-in at ~$200 per share, Emerson will have paid a total of ~$11.7B cash to acquire Heritage AspenTech

Original Transaction ($B)

Emerson Perspective	
Cash Contributed	$6.0
Assets Contributed	2.5
Total Contribution	**$8.5**
% Stake	*55%*
Implied Aggregate Equity Value	**$15.5**

AspenTech Perspective	
Cash Received	$6.0
45% of AspenTech Unaffected Market Cap	3.8
45% of OSI & SSE	1.1
Total Consideration	**$10.9**
x $383M NTM AspenTech EBITDA at Announce[1]	**28.7x**
x $433M NTM EBITDA with Synergies[1]	*25.4x*
x $251M NTM AspenTech uFCF at Announce[1]	**43.8x**
x $291M NTM uFCF with Synergies[1]	*37.8x*

Bridge to Buy-In ($B)

Original Contribution	
Cash	$6.0
100% of OSI & SSE	2.5
Total	**$8.5**
Receive: 55% of Heritage AspenTech + 55% of OSI & SSE	

+

Buy-in @ Illustrative $200 / Share	
Cash	$5.7
Receive: Remainder of Heritage AspenTech + Remainder of OSI & SSE	

=

Total Contribution	
Cash	$11.7
Contribution of 100% of OSI & SSE	2.5
Total Contribution	**$14.2**
Receive: 100% of OSI & SSE	*(2.5)*
Net Contribution	**$11.7**
Receive: 100% of Heritage AspenTech	

Reflects premium of 38% vs. unaffected market cap of $8.5B as of October 6, '21 [2]

Source: Company filings and FactSet as of 29-Sep-2023. Note: US dollars in billions, except for $200 per share value. 1 Heritage AspenTech (ex. OSI+SSE) financials per deal model used for valuation in initial AspenTech stake acquisition process; reflects Emerson FYE September 30, 2022E figures, considered NTM at time of deal. Multiples based on Implied Aggregate Enterprise Value assuming AspenTech Net Debt of $44M. NTM EBITDA with Synergies reflect AspenTech's 45% share of $110M of run-rate EBITDA synergies of $50M; NTM uFCF with Synergies applies illustrative 20% tax rate to AspenTech's share of run-rate EBITDA synergies of $50M. 2 Reflects market cap as of last trading day before Bloomberg reported that AspenTech and Emerson were pursuing a transaction.

Framing an Illustrative Transaction | Acquisition Multiple

Illustrative AspenTech Acquisition

Reference: 2021 Transaction Headline EV / NTM EBITDA multiple of 28.7x before Synergies

	($B)	Illustrative Acquisition Price per Share: $ 200	Illustrative Acquisition Price per Share: $ 220
	Implied Aggregate Equity Value	13.0	14.3
	Implied Aggregate Enterprise Value	12.8	14.1
AZPN Perspective	**EV / FY24E (NTM) Adj. EBITDA (Aspen Mgmt. | Street View)**	**25.9 x | 28.1 x**	**28.6 x | 31.0 x**
AZPN Perspective	**EV / FY24E (NTM) uFCF (Aspen Mgmt. | Street View)**	**34.1 x | 35.4 x**	**37.6 x | 39.0 x**
EMR Perspective	Cash Paid in Initial Transaction	$ 6.0	$ 6.0
EMR Perspective	(+) Illustrative Cash Paid to Acquire Outstanding Stake	5.7	6.3
EMR Perspective	Total Cash Paid to Acquire AspenTech	11.7	12.3
EMR Perspective	**EV / FY24E (NTM) Adj. EBITDA (Aspen Mgmt. excl. OSI+E&P)[1]**	**31.0 x**	**32.5 x**
EMR Perspective	**EV / FY24E (NTM) Synergized Adj. EBITDA (Aspen Mgmt. excl. OSI+E&P)[2]**	**25.2 x**	**26.5 x**
EMR Perspective	**PF Net Debt / FY24E EBITDA**	**2.7 x**	**2.8 x**

Source: Company filings, AspenTech Management projections, FactSet as of 29-Sep-2023. Note: For illustrative presentation purposes only. Does not reflect views of value for AspenTech. Multiples shown on AspenTech FY basis. AspenTech FY 2024E EBITDA and uFCF of $493M and $375M (Aspen Mgmt.) / $454M and $361M (Street View), respectively. EMR perspective multiples include impact of AspenTech net cash balance ($0.2B). Net Leverage reflects figures pro-forma for acquisition of NI. 1 Aspen Mgmt. excl. OSI+E&P EBITDA of $372M. 2 Aspen Mgmt. excl. OSI+E&P Synergized EBITDA of $456M, calculated as $372M plus $110M of synergies announced at first transaction, less $26M of run rate synergies achieved by 2024E.